NORMOPHARM INC

Normotim | Building Brain Health Around a Patented Molecule for Mental Wellness and Brain Longevity



normotim.com Dover, United States 🇫 ⓘ ♪ | Healthcare | Consumer Goods | B2C | Health & Fitness | Food Tech

Highlights

Fast Growth

Revenue growing 2X/yr for at least prior 6 months

Repeat Founder

Started a prior company with $2M+ in funding or revenue

1. Ready-to-scale biotech innovator with traction, targeting an $8.46B US market

2. Preclinically tested, innovative compound. Backed by 40+ studies, US-based production & distribution

3. 2M+ units sold globally, 54 patents globally, 3 US patents

Team



Viacheslav Rastashanskiy Founder SPV Voting Proxy

Entrepreneur, scientist, and inventor. Founder of Normotim (2M+ units sold) and several thriving companies in Europe. Holds patents in 56 countries and authored 10+ scientific papers on mental health and neuroprotection.

normotim.com 🔗



Ben A. Rozenshteyn Co-Founder & Strategic Advisor

Licensed attorney and business executive with a focus on analytics. Founder of ventures in diagnostics, digital health, and hospitality. Develops personalized care solutions, advises startups on legal and regulatory strategy, and scalable, data-driven health innovation



Anna Fofanova Chief Marketing Officer

10 years of experience in mental healthcare marketing & HealthTech. Expertise extends to launching B2B and B2C products in IT, 3D&VR technologies, HealthTech, and Mobile Health on global markets

Pitch Deck


NORMOTIM
Where
Brain Health
Meets Mental
Balance
This isn't just another pill, but a science-based platform for brain health, mental well-being, and healthy aging.

Mental Health: Retooled

Problem


THE PROBLEM
2/12
Over 76% (260M) Americans are affected by mental health challenges
Mood Disorders
Chronic stress, Anxiety · Depression, Mood instability
Normotim
BRAIN & COGNITIVE EFFICACY
185.9M
188.6M
113.3M
49.8M
Obesity & Eating Disorders
Overweight, Emotional eating, Appetite dysregulation, Compulsive overeating
Normotim
MOOD & APPETITE
Substance Use Disorders
Alcohol dependence Behavioral addictions, Cravings · Withdrawal
Normotim
ADDICTIVA RESET
Brain Health Disorders
Brain microtrauma
Brain fog · Memory loss
Lack of focus, Cognitive fatigue
Normotim
NEURO RENEW
Cognitive Aging


Age related cognitive decline
Alzheimer's disease, Dementia
Normotim
AGE BALANCE
55.8M
* data on the adult population of USA
America needs a new kind of intervention
ONE PLATFORM — MULTIPLE BRAIN AND MENTAL HEALTH SOLUTIONS

- Over **260 million (76%)** Americans are affected by mental health challenges.
- **Most frequent conditions:** stress, ADHD, depression, anxiety, burnout, Alzheimer's disease, and mild traumatic brain injuries.

Today's solutions arrive too late

Most treatments focus on managing symptoms that have developed over the years.

America needs a new kind of intervention — the one that breaks the cycle of stress.

- That supports the brain before it reaches a breaking point.
- That changes how cognitive and emotional challenges begin, spread, and escalate.

Our Solution

We've engineered a compound – **Lithium Ascorbate Molecule.**

This is a unique, proprietary formulation that serves as the foundation of our platform. Based on this molecule, we design targeted solutions to address specific brain and mental health conditions from stress and depression to to age-related cognitive changes.

Our long-term vision is to establish a new FDA-approved Medical Food category: **Microdose Lithium for Brain & Mental Health.**

Scientific Foundation → Molecule → Multiple Products → A New Category.


SOLUTION
3/12
Normotim Technology Platform Architecture
CORE PLATFORM TECHNOLOGY
Scientific Research
Preclinical + human studies
Intellectual Property
3 US patents + protection in 32 countries
Clinical Pilots
Practitioner adoption
NEW SUPER MOLECULE
Lithium Ascorbate
Proprietary platform compound
PRODUCT ECO SYSTEM
Lithium Ascorbate Line
1 mg
3 mg
5 mg
Normotim Formulation Platform
Synergistic formulations
Addictiva Reset
Brain & Cognitive Efficacy
Neuro Renew
Age Balance
Mood & Appetite

The Lithium Ascorbate Molecule


SOLUTION
Li
LITHIUM ASCORBATE
We Reinvented Lithium
5/12
Meet — Super Lithium.
Clinicians know lithium works.


as a Scalable Platform
Lithium Salt | Safety (LD50) | Low-Dose Efficacy
Lithium Ascorbate | 12X SAFER | 10X MORE EFFECTIVE
Lithium Orotate | 4.6x safer | 3.2x more effective
Lithium Aspartate | 4.6x safer | 3.2x more effective
Lithium Carbonate | Gold Standard | Gold Standard
12X SAFER
10X MORE EFFECTIVE
Clinically validated at ultra-low doses
It intervenes at critical moments and disrupts the stress cycle before symptoms escalate and become chronic.
Neurochemical balance, thoughtfully delivered.

Every safety and efficacy figure on this slide is grounded in toxicology and peer-reviewed research. The full evidence base is [available in our data room](#)

Every psychiatrist knows: lithium works.

Lithium carbonate, the most commonly used form of lithium, since 1949, is notorious for its high toxicity and associated side effects.

By reengineering this gold-standard molecule, we created a 21st-century mental health solution.

Our scientific team has discovered that **lithium and vitamin C form a compound [with significant brain benefits](#), without unwanted side effects**.

Backed by Years of Research

We've conducted 40+ studies and published 20+ peer-reviewed papers.

Full preclinical program - successfully completed.


Scientific Foundation of Normotim Supplements
Normotim
Backed by Science
Li + $C_6H_8O_6$
(lithium)
Watch on YouTube

40+ Scientific Research

- Full GLP Preclinical Safety Package
- Comparative Preclinical Efficacy Studies
- Preclinical Neuroprotective Efficacy Studies
- Human Observational Clinical Studies

Intellectual Property

- US 10,849,878 LITHIUM ASCORBATE EXHIBITING ANTI-STRESS, ANXIOLYTIC AND ANTI-DEPRESSION ACTIVITY

- US 10,456,373 LITHIUM ASCORBATE EXHIBITING ANTI-STRESS, ANXIOLYTIC AND ANTI-DEPRESSION ACTIVITY
- US 11,219,641 USE OF LITHIUM ASCORBATE TO PREVENT AND TREAT ALCOHOLISM AND ALCOHOL INTOXICATION

How It Works?



Bad mood, lack of memory, slow cognitive process & decision-making, low self-esteem, anxiety, poor sleep
STRESS
Cortisol
Noradrenaline
Adrenaline
MORE STRESS
LITHIUM ASCORBATE BREAKS THIS CYCLE BY BLOCKING THE STRESS HORMONES

Chronic stress impacts everything: mood, sleep, memory, decision-making, self-esteem.

The worse you feel, the harder it is to think clearly. Anxiety rises. Energy drops. Sleep suffers.

Stress feeds on that, forming a self-reinforcing loop that drags mental health down.

Lithium Ascorbate disrupts the stress cycle.

Preclinical studies show it **blocks stress hormones, helping the brain stay calm and clear.**



Blocks the action of stress hormones
Blood biochemistry in experiments on the model of stressogenic influence
Adrenaline
31.2
Without Lithium Ascorbate
6.1
With Lithium Ascorbate
Noradrenaline
74.9
Without Lithium Ascorbate
15.6
With Lithium Ascorbate

When stress is removed, everything else improves:

- Lithium ascorbate blocks stress hormones, helping reduce the levels of

Lithium ascorbate blocks stress hormones, **helping reduce the levels of depression by 39% and anxiety by 35%** on the Hospital Anxiety and Depression Scale (HADS) in 60 days.

- **Increases brain-derived neurotrophic factor (BDNF) by 9%.** BDNF is a neurotrophic agent crucial for thinking, memory, neuroplasticity, and neuronal survival. It promotes connections between neurons, boosting memory, ability to learn, and cognitive function.
- Improves memory by lowering levels of anxiety, depression, and chronic stress **— visual memory by 83%, auditory-verbal memory by 98%, and muscle memory by 83%.**
- Helps protect the brain from glutamate-induced stress after stroke, **doubling neuron survival**.
- Under prolonged alcohol toxicity, it **doubles neuron survival (18% vs 36%).**


Normotim - Testimonials
Normotim
say
my anxiety
Watch on YouTube

Why Now?

- The mental & brain health supplement market is growing fast.The Global Mental Well-Being Supplements Market was valued at $11.48 billion in 2025 and is projected to grow at a **CAGR* of 8.62% to reach a market value of $17.36 billion by 2030** [source].
- The US Mental Well-Being Supplements Market accounts for approximately **40% of the global market, estimated at $4.83 billion in 2025**, and expected to reach **$7.30 billion by 2030.**
- The US brain health supplements market was estimated at **$3.63 billion in 2025** and is expected **to reach $6.90 billion by 2032, with a CAGR of 9.6%** [source].

* — Compound Annual Growth Rate, shows the average annual growth rate of an investment over time, assuming steady growth.


TARGET MARKET
6/10
TAM
SAM
$22.6B in 2025 → $35.2B by 2030
TAM = THE GLOBAL WELL-BEING + BRAIN HEALTH SUPPLEMENT MARKETS
Global Well-Being Supplement Market =
$11.49B in 2025 → $17.36B by 2030 (CAGR 8.62%) [1]
Global Brain Health Supplements Market =
$11.1B in 2025 → grows to $17.8B by 2030 (CAGR 9.9%) [2]
$10.5B in 2025 → $16.2B by 2030
= 46% of TAM
SAM = US WELL-BEING + BRAIN HEALTH SUPPLEMENT MARKETS


US Well-Being
Supplement Market =
$6.89B in 2025 (~40% of TAM) [3]
$10.42B by 2030 (CAGR 8.62%)
US Brain Health
Supplements Market =
$3.63B in 2025 → $5.74B by 2030 [4]
(CAGR 9.6%)
SOM
0.8%
market share = $130M
OUR MARKET SHARE BY 2030

Forward-looking projections cannot be guaranteed.

We conservatively target to capture 0.8% of the US mental & brain health supplement market by 2030 — $130M.

Lithium Is Trending in Science and Media

Over the past two months, two of the world's most prestigious scientific journals have published landmark research on lithium's role in brain health.

- On August 6, 2025, *Nature* released *"Brain lithium deficiency in Alzheimer's disease and reversal of pathology and memory deficits by lithium orotate in mouse models"* (link), showing that lithium deficiency in the brain may underlie Alzheimer's disease, and that lithium compounds can reverse memory loss in mice.
- On June 9, 2025, *The Lancet Psychiatry* published *"Lithium as a disease-modifying drug for bipolar disorder"* (link), reviewing its unique long-term neuroprotective potential.
- On August 9, 2025 *The Washington Post* (link) have called this research a potential "game-changer" for brain health.
- On March 30, 2022, *Molecules* published "Lithium Ascorbate as a Promising Neuroprotector..." (link), showing that an organic lithium salt combining lithium with ascorbic acid has neuroprotective and antioxidant effects, suggesting a safer, more bioavailable form of lithium for brain health.

Our Current Stage


OUR PROGRESS
8/12
Project Development: STAGE I
2022-2025 — DONE!
Products
NORMOTIM
Lithium ascorbate (1mg)
Investments
Own investments
Marketing channels
Influencers
Affiliate program
Social media
Google Ads
SEO
+ Reputation management, PR
amazon PPC
Sales channels
amazon
NORMOTIM.COM
TikTok Shop
Results, US MARKET
ARR $300K US, 2025
CAC $35.6 Aug., 2025
ACoS 75.60%
6 new products
Coming in 2026
Early traction confirms the viable market hypothesis

In the first stage, we built everything needed to scale: marketing and sales infrastructure.

What we've accomplished to date:

- Completed the full R&D phase and preclinical research program.

- Launched two products — **Normotim and Lithium Ascorbate 1 mg.**

- **Built strong acquisition channels:** social media, Meta Ads, Google Ads, SEO, and PR.

- Launched an affiliate program that now includes **1,336 influencers** who regulary post and stream their reviews of our products across **Instagram, TikTok, Amazon Storefront, and Amazon Live.**

- Established multiple **sales channels:** Amazon, TikTok Shop, and our own webstore Normotim.com.

- **Established partnerships with practitioners and clinics** as a distribution channel, enabling trusted medical recommendations and building a foundation for clinical research and validation.

Traction & Unit Economics



Roadmap



Building a New Category: From Lithium Supplement to Medical Food

- **Funds raised in the SAFE round will be dedicated to launching new products** and scaling online advertising and sales.

- **2 additional products in the Lithium Ascorbate line are launching in 2026.**

- Formulations for **4 tailored supplements** are currently in development, with a planned **launch in 2026**.

- ○ AgeBalance → Cognitive Aging & Burnout

- ○ AddictivaReset → Addiction & Impulse Control

- ○ NeuroRenew → Supports Neuroprotection & Cognitive Function

- ○ Mood & Appetite → Emotional Eating & Metabolic Dysregulation

By the end of 2026 we will have **2 product lines** and **8 supplements in total.**

Post-SAFE, we are entering R&D to establish the clinical research landscape for **Lithium Ascorbate,** laying the groundwork for human trials.

Following our Series A, we will initiate full-scale clinical studies to validate efficacy and safety on humans.

Our final goal is to work toward alignment with FDA regulatory requirements for medical food category.

Achieving this will position Normotim within the **Medical Food category**, a patent-protected segment, unlocking new regulatory pathways, market access, and scalable growth opportunities.



How This SAFE Round Works

This round is structured as a SAFE (Simple Agreement for Future Equity).

That means you're not buying shares today but your investment converts into equity at the next priced financing round.

- The company is raising **$250K–$300K** in this SAFE round.

- The **valuation cap is $7M**. This is the maximum valuation at which your investment can convert into shares.

- If the company grows and raises its next round at a higher valuation ($10M–$25M), your SAFE converts as if you invested earlier at a lower price per share.

In the illustrated scenarios, **each $1 invested may convert into approximately $1.43–$3.57 in equity,** depending on the company's valuation at conversion.

Additionally, the SAFE includes an **early-investor discount**, meaning your investment converts into equity at a reduced price per share compared to new investors in the next round, rewarding you for investing early.

This means your SAFE investment will convert based on the company's valuation at the next priced round, with potential growth equivalent to the illustrated percentage upside.

- **1.43×** → **+43%** potential upside
- **2.14×** → **+114%** potential upside
- **3.57×** → **+257%** potential upside

We reimagined lithium — now we're scaling to bring it to millions.

Become part of the next mental health breakthrough — invest in Normotim.

👉 **Check our [Data room] for more information**

These statements have not been evaluated by the Food and Drug Administration. Normotim products are dietary supplements and are not intended to diagnose, treat, cure, or prevent any disease. References to scientific studies, publications, or ongoing research related to lithium or lithium compounds are provided for informational purposes only and do not imply that any Normotim product has been clinically proven to achieve similar outcomes. Any future regulatory pathways, including potential medical food or clinical applications, are subject to regulatory review and approval and may not be realized.